VIA FACSIMILE 202-772-9208 AND EDGAR

December 7, 2005

Michael Clampitt

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	United PanAm Financial Corp.
Registration Statement on Form S-3 – File No. 333-128188

Dear Mr. Clampitt,

JMP Securities LLC respectfully joins the request of United PanAm Financial Corp. (the “Company”), that the Commission accelerate the effective date of the Company’s Registration Statement on Form S-3, File No. 333-128188, as amended, to 4:15 p.m. Eastern Standard Time on December 7, 2005 or as soon thereafter as practicable.

If requested, we will provide the Commission details in a supplemental letter of the distribution of the preliminary prospectus dated November 29, 2005, and a copy of the written notice used to disclose the filing of an updated prospectus on December 7, 2005 to all parties indicating interest.

JMP SECURITIES LLC
As Representative

By:

JMP Securities LLC 600 Montgomery Street Suite 1100 San Francisco CA 94111	tel 415,835,8900 fax 415.263.1337 www.jmpsecurities.com